[Carrollton Bancorp Letterhead]

January 4, 2013

Via EDGAR

Mr. Amite Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Re: Carrollton Bancorp
Form 10-K for the period ended December 31, 2011
Filed March 13, 2012
Form 10-Q for the period ended June 30, 2012
Filed August 14, 2012
  File No. 000-23090

Dear Mr. Pande:

We are in receipt of your letter dated December 11, 2012 providing comments on the referenced filings for Carrollton Bancorp, Inc. (“Carrollton Bancorp” or the “Company”).  Our responses are set forth below and are keyed to the staff’s comment letter.  Each response is preceded by the staff’s comments as numbered in the staff’s letter.  The Company’s filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2012 will include disclosures that are consistent with the responses provided below.

December 31, 2011 Form 10-K

Financial Statements

Note 4. Loans, page 67

1. We note your response to comment 2 in your response letter dated November 19, 2012. We believe the information required to be disclosed by ASC 310-10-50-11B(g) and (h) should be explicitly disclosed. Therefore, please revise future filings to disclose the balance of your allowance for loan losses and your recorded investment in financing receivables by loan portfolio segment for loans collectively evaluated for impairment. Refer to the example disclosure in ASC 310-10-55-7 for guidance.

Response

We will revise future filings as requested. An example of the disclosure format we will use is below:

Our recorded investment in loans and the related allowance for loan losses as of December 31, 2011 by portfolio segment and disaggregated on the basis of our impairment methodology was as follows:

	December 31, 2011
	Loans			Related Allowance

	Individually	Collectively	Total	Individually	Collectively	Total
	Evaluated	Evaluated	Loans	Evaluated	Evaluated	Allowance
Commercial loans:
Commercial mortgages – investor	$1,025,168	$94,438,126	$95,463,294	$135,668	$832,000	$967,668
Commercial mortgages – owner occupied	2,343,293	33,831,178	36,174,471	606,543	165,886	772,429
Construction and development	-	13,309,235	13,309,235	-	1,366,014	1,366,014
Commercial and industrial	1,726,776	37,261,690	38,988,466	329,957	283,835	613,792
Consumer loans:
Residential mortgages	504,138	47,841,656	48,345,794	119,418	541,990	661,408
Home equity lines of credit	284,574	35,866,665	36,151,239	179,574	275,702	455,276
Other	-	597,811	597,811	-	21,964	21,964
Total	$5,883,949	$263,146,361	$269,030,310	$1,371,160	$3,487,391	$4,858,551

2. We note your response to comment 4 in your response letter dated November 19, 2012. ASC 310-40-35-10 indicates that a loan restructured in a troubled debt restructuring is an impaired loan. Therefore, please revise future filings to include all TDR’s in your impaired loans disclosures as appropriate.

Response

The Company will comply with the staff’s comment in future filings. The revised table as of December 31, 2011 is as follows:

Impaired loans as of December 31, 2011, are set forth in the following table:

	Unpaid	Recorded	Recorded
	Contractual	Investment	Investment	Total		Average
	Principal	With No	With	Recorded	Related	Recorded
	Balance	Allowance	Allowance	Investment	Allowance	Investment
Commercial loans:
Commercial mortgages – investor	$3,975,529	$-	$3,975,529	$3,975,529	$168,974	$4,407,853
Commercial mortgages – owner occupied	2,343,293	-	2,343,293	2,343,293	606,543	2,348,107
Construction and development	-	-	-	-	-	-
Commercial and industrial	1,726,776	-	1,726,776	1,726,776	329,957	1,730,124
Consumer loans:
Residential mortgages	4,166,615	-	4,166,615	4,166,615	145,055	4,196,706
Home equity lines of credit	507,013	-	507,013	507,013	189,004	507,568
Other	-	-	-	-	-	-
Total	$12,719,226	$-	$12,719,226	$12,719,226	$1,439,533	$13,190,358

Note: The “related allowance” for impaired loans differs from the “individually evaluated” allowance in Item 4.1. above as a result of $68,373 of allowance on impaired loans that results from the “collectively evaluated” methodology.

3. We note your response to comment 4 in your response letter dated November 19, 2012. Please tell us and revise future filings to clarify how you measure credit impairment on TDR’s. If you do not measure credit impairment using the guidance in ASC 310-10-35, please tell us why and tell us the impact on your financial statements at December 31, 2011 and September 30, 2012 if you measured credit impairment for these loans using this guidance.

Response

In accordance with the staff’s comment, we will include in future filings discussion that is similar to what is presented below:

Management strives to identify borrowers in financial difficulty early and work with them to ensure repayment of the loan. This is done through monitoring of late payments and other indicators of financial distress. When management identifies such circumstances, we place the loan on a watch list and evaluate it for specific impairment. If management deems the loan impaired based upon an analysis of repayment ability including primary and secondary sources of repayment such as liquidation of collateral or pursuit of repayment from guarantors then the loan will either be written down or we will establish a specific reserve based upon the estimated impairment. If we do not establish a specific reserve against a specific loan we will establish an additional general reserve for all watch list loans based upon their credit risk rating or, in the case of consumer loans, based upon their delinquency status.

In cases where we grant borrowers new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans.  Certain troubled debt restructurings are classified as watch list loans at the time of restructure and may only be removed from the watch list after considering the borrower’s sustained repayment performance for a reasonable period, generally six months. They continue to be identified as troubled debt restructurings regardless of whether they are deemed to be watch list loans.

As of December 31, 2011 impaired loans carried additional specific reserves of $1.4 million ($765,203 related to restructured loans) and other restructured credits carried additional reserves of $68,373. Reserves of $168,795 were established for the year ended December 31, 2011, against the $1.4 million of loans restructured during that period.  As of September 30, 2012 impaired loans carried additional specific reserves of $1.2 million ($819,496 related to restructured loans) and other restructured credits carried additional reserves of $89,976. There were charge-offs of $114,973 of principal on restructured loans for the nine months ended September 30, 2012. These charged off loans had reserves of $100,439 allocated to them as of December 31, 2011.

Note 18.  Income Taxes, page 86

4. We note your response to comment 6 in your response letter dated November 19, 2012. Please address the following:

a. Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at December 31, 2011. Specifically tell us if you were in a cumulative net loss position for the prior three years at December 31, 2011 and September 30, 2012.

b. Please provide us an analysis of your historical taxable income, projected future tax or US GAAP income and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

c. For your projections of future tax or US GAAP income in your analysis provided to us, please:

i. identify the most significant inputs and assumptions,
ii. provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
iii. provide specific evidence which supports the inputs and assumptions, and
iv. provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

Response – Item 4.a.

As of December 31, 2011, the net value of deferred tax items that represented GAAP based items that may or may not become future tax deductions was approximately $16.1 million, while the net value of deferred tax items that represented prior deductions already taken on a tax return represented approximately $763,000.

The largest components of the $16.1 million are $3.1 million of loan loss provisions not yet deducted for tax purposes, $3.6 million of unfunded pension obligations, $6.9 million of unrealized losses on available for sale securities, $1.8 million of unrealized losses on foreclosed real estate and $580,000 on deferred director compensation. It is entirely possible that each of these GAAP based items could ultimately become a smaller tax deduction when realized. For example:

1.
The loan loss provision is an estimate of losses in the loan portfolio based upon historical loss rates and qualitative factors. The historical loss rates are based upon a 12 quarter rolling average. The more recent quarters are showing a reduction in the average historical loss rates which ultimately leads to lower loan loss reserve estimates and provision reductions. This trend can be seen in net charge off trends which went from $4.0 million for the year ended December 31, 2010 to $1.8 million for the year ended December 31, 2011 to an estimated $1.2 million for the year ended December 31, 2012.

2.
The $3.6 million unfunded pension liability is an actuarial estimate based upon net present value of projected benefit payouts as compared to the value of plan assets in our frozen defined benefit pension plan. This estimate can change dramatically in multiple ways without ever generating a commensurate tax deduction. For example; a) the value of plan assets can increase as a result of investment market forces or the Company’s decision to accelerate some funding in order to increase invested assets. The increase in invested assets increases the potential for larger investment returns. b) The present value of projected benefit payouts can decrease as a result of an increase in long term interest rates which would increase the discount rate used to calculate the net present value. c) if necessary, the Company can manage the tax deductions generated by limiting its plan contributions to the minimum allowed in order to extend the NOL carryforward opportunity for these items.

Items a and b of these scenarios are likely in an economic upswing. Item c can be used in years where the Company generates limited or no taxable income to offset these deductions.

3.
The unrealized losses on available for sale securities represent both market value adjustments that have been taken through other comprehensive income and write-downs for other than temporary impairments on certain debt and equity securities. None of these unrealized losses have been taken as deductions for tax purposes because the securities have not been disposed of. It is possible that these securities will recover some of their value through improvement in the investment markets which would result in a reduction in the deferred tax asset. Regardless of whether or when that occurs, the Company has the ability and intent to continue to hold these securities to maturity or until it is deemed advantageous to dispose of them and deduct the losses for tax purposes. Any losses realized would be treated as ordinary losses for income tax purposes and as a result, capital loss limitations would not restrain the ability to utilize any such losses.

4.
The unrealized losses on foreclosed real estate represent write-downs of those assets that have occurred for GAAP purposes but have not yet become tax deductions. The timing of these losses turning into tax deductions will be based upon market conditions, but it is management’s intention to balance the need to maximize value received with the desire to dispose of these properties. Realization of these amounts can occur by carrying back these losses to our 2011 tax return which has $2,051,892 of taxable income to offset any tax losses generated in 2012 or 2013. Losses in excess of the available carryback amount would require generation of sufficient taxable income to offset the losses or carryforward of those losses to offset future taxable income for up to 20 years. Through the nine months ended September 30, 2012, the Company estimates that its taxable income is approximately $1.2 million. The 2011 carryback and 2012 taxable income are more than adequate to offset this particular deferred tax item.

5.
The $580,000 of deferred director compensation will become tax deductible as the specific directors begin to draw funds from this program. Similar to the foreclosed real estate, these deductions can be offset by carrying any tax losses back to 2011 or carrying those losses forward for up to 20 years after they become deductible for tax purposes. It is unlikely that this deferred tax item will become deductible in one year since the directors are likely to draw on these funds over a period of several years.

Response – Item 4.b.

As mentioned above in the discussion of Item 4.a., the Company generated taxable income of $2,051,892 for the year ended December 31, 2011 and estimates that its taxable income for the 9 months ended September 30, 2012 is approximately $1.2 million. Originally reported taxable income (loss) for the years ended December 31, 2006 through December 31, 2010 was as follows:

2006	$3,084,834
2007	$2,701,090
2008	$ 360,989
2009	$ (532,385)
2010	$ (494,280)

The tax losses incurred in 2009 and 2010 were fully utilized by carrying them back to 2008 and 2007. As a result, the Company has no net operating loss carryforwards as of December 31, 2011 and the 2011 taxable income is fully available for offset of any tax losses incurred in 2012 and 2013.

Management expects continuation of the trends seen in 2011 and 2012 taxable income because the loan and investment related issues that created the 2009 and 2010 tax losses have stabilized as demonstrated by the lower charge-off rates discussed in Item 4.a. above and by the taxable income generation in 2011 and 2012.

Projected pre-tax GAAP income averages approximately $5.0 million per year for the years ended December 31, 2013 through 2016. These assumptions are based upon a no revenue growth scenario and are driven by continued stabilization in loan and investment quality. As discussed in Item 4.a. above, the timing of converting many of the deferred tax assets into tax deductions can be managed through tax planning strategies to ensure that the benefit is realized. In particular, management is already discussing tax strategies to offset the taxable income generated in 2011 and 2012 with loss carrybacks prior to expiration of those carryback opportunities. Two potential strategies are the sale of securities to realize losses or the acceleration of funding of a portion of the unfunded pension liability in order to generate a tax loss.

Utilization of tax strategies to offset 2011 and 2012 taxable income would reduce the deferred tax items to approximately $12.2 million. In the unlikely scenario that the entire $12.2 was realized as an immediate tax loss, the Company would have a 20 year net operating loss carryforward period to utilize that loss. Full utilization of that loss carryforward would require an average of $608,000 of taxable income per year over that period, which is well within current run rates and historical averages for the Company.

Response – Item 4.c.

As mentioned in the response to Item 4.b., the Company has projected pre-tax GAAP income of approximately $5.0 million for the years ended December 31, 2013 through 2016. This projection is based upon a budget with very limited revenue growth, but does assume a reduction in costs associated with problem loans, foreclosed real estate and impaired securities. While this projection exceeds recent operating results it is not unreasonable when compared to operating results for years prior to the 2008 economic downturn.

With regards to a sensitivity analysis for these projections I refer to the 2011 and 2012 taxable income numbers discussed above as well the $701,061 of pre-tax GAAP income generated in 2011 and the $4,651 of pre-tax GAAP income generated for the nine months ended September 30, 2012. The 2012 results would be much higher if not for approximately $1.1 million of expenses related to legal, consulting and investment banking fees associated with the pending merger between Carrollton Bancorp and another entity.

When evaluating these projections for Deferred Tax Asset purposes it is critical to understand that all of the deferred tax asset can be utilized if the Company simply averages $608,000 of taxable income for the 20 year loss carryforward period. That $608,000 is less than the GAAP and taxable income generated in 2011as well as the adjusted GAAP income and estimated taxable income for the nine months ended September 30, 2012.

Based upon these factors, management has concluded that no additional valuation allowance is needed for deferred tax assets as of December 31, 2011. As a normal part of the preparation of the annual report for 2012, this analysis will be updated to determine if that same conclusion is true as of December 31, 2012

June 30, 2012 Form 10-Q

Note 9. Fair Value

5. We note your response to comment 8 in your response letter dated November 19, 2012. It appears that estimates of disposition costs such as taxes, maintenance and security, sales commissions and closing costs represent level 3 fair value inputs since they are unobservable. Therefore, please revise future filings as appropriate and disclose the information required by ASC 820-10-50.

Response

As previously stated, “Management believes the use of Maryland Association of Realtors statistics as well as the use of recent sales experience represents “other inputs that are observable or can be corroborated with observable market data”, and as a result these assets have been categorized as Level 2 inputs in the fair value hierarchy.”

While management disagrees with the staff’s comment, the Company will comply with your instructions in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns.  Please call me at (410) 536-7308 if I can be of further assistance.

Sincerely,

/s/ Mark A. Semanie

Mark A. Semanie
Senior Vice President &
Chief Financial Officer